June 13, 2007

Mail Stop 4561

By U.S. Mail and facsimile to 1-44-20-7710-4994

John H. Doulamis
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG, England

Re: **Banco Bilbao Vizcaya Argentaria, S.A.**
          Form 20-F filed July 7, 2006
          File No. 001-10110

Dear Mr. Doulamis:

We have reviewed the referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We may also have additional comments due to ongoing consultations with the Office of the Chief Accountant of the Commission and with international accounting regulatory agencies.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2, Basis of Consolidation, accounting policies and measurement basis applied, page F-12

Note 2.2.c.4), Financial Instruments, Impairment, page F-18

1.   We refer to your response to Comment 5.   Please tell us and discuss in future filings if there are any material differences with respect to your methodology for determining the allowance for loan losses under IAS 39 and paragraph 29.b of Annex IX of the Bank of Spain Circular for your Mexican subsidiary's operations as compared to your other international operations.   Tell us if the historical credit loss experience of each individual country is considered as part of your loan loss methodology for all your international operations.

2.   We refer to your response to Comment 6.   Please tell us, as requested in the last bullet point of Comment 6, whether the Company expects to continue to recognize a difference between IFRS and US GAAP after the Bank of Spain approves your internal risk model for determining the allowance for loan losses under IFRS. Explain to us the basis for your conclusion considering the effects, if any, of paragraph 13.b of Annex IX of the Bank of Spain Circular that requires the internal risk models to: "… span a complete business cycle and not be skewed by any growth in business that affects their representativeness".

Note 2.2.f), Pension commitments and other commitments to employees, page F-22

3.   We refer to your response to Comment 9 regarding the amount of EUR 6.225 billion of pension obligations that are not funded with plan assets that meet the requirements of IAS 19 to be classified as plan assets. Please revise future filings regarding the disclosure of pension assets to fund pension benefit obligations to provide the following information:

   •   Disclose in this note the amount of pension benefit obligations totaling EUR 6.225 billion that are considered wholly unfunded under IFRS due to the absence of qualifying plan assets as required by paragraph 120(d) of IAS 19.

   •   Provide a cross reference to Note 29, "Commitments with Personnel" on page F-80, to refer to the *internal provisions* totaling EUR 6.225 billion related to the pension benefit plans in the "Internal Provisions, Funds for Pensions and Similar Obligations" section.

- Revise Note 29 to clearly state, if correct, that the assets and insurance policies underlying the *internal provisions* do not qualify as plan assets under paragraph 7 of IAS 19. Describe in the note the nature, amount and valuation basis of the assets and insurance policies underlying the *internal provisions* that are used to internally fund the pension benefit obligations.

- Disclose in the "Risk Factors" section the risk to the Company's cash flow and liquidity related to the unfunded status of your pension benefit obligations under IAS 19 considering the assets available to fund the pension obligations are not specifically assigned and the reimbursements under insurance policies are from related parties. Please consider providing similar disclosure in the "Risk Factors" section on page 20 of the Form F-4 regarding the proposed acquisition of Compass Bancshares, Inc.

Note 59, Differences between IFRS and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-104.

4.   We refer to your response to Comment 11 that states the internal risk model you use to determine the US GAAP allowance for loan losses is based on country-wide historical information and does not include any additional stratifications for regional economic differences. Please tell us:

- Why you believe that no additional stratification on a regional basis is required in order to determine the US GAAP allowance for loan losses.

- How you consider in your response paragraph 9.06 of Chapter 9, "Credit Losses" in the AICPA Audit and Accounting Guide for Depository and Lending Institutions that requires the consideration of specific loan transactions and the current economic environment.

*   *   *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to Edwin Adames at (202) 551-3447 or Amit Pande me at (202) 551-3423. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3418.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

CC: Michael J. Willisch
Davis Polk & Wardwell
Marques de la Ensenada, 2
28004 Madrid, Spain
Phone (34) 91-702-2741
Facsimile (44) 207-710-4884

Edward Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Phone (212) 403-1207
Facsimile (212) 403-2207

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicola 4
48005 Bilbao, Spain
Facsimile (34)-91-374-50-20